Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated June 12, 2013	Registration Statement No. 333-189246
Supplementing the Preliminary
Prospectus Supplement dated June 12, 2013
(To Prospectus dated June 12, 2013)

Take-Two Interactive Software, Inc.

1.00% Convertible Senior Notes due 2018

The information in this pricing term sheet relates to Take-Two Interactive Software, Inc.’s offering (the “Offering”) of its 1.00% Convertible Senior Notes due 2018 and should be read together with the preliminary prospectus supplement dated June 12, 2013 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated June 12, 2013, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-189246.

Issuer:	Take-Two Interactive Software, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	TTWO / The NASDAQ Global Select Market (“NASDAQ”).

Securities Offered:	1.00% Convertible Senior Notes due 2018 (the “Notes”).

Aggregate Principal Amount Offered:	$250,000,000 aggregate principal amount of Notes (or $287,500,000 aggregate principal amount if the underwriters’ over-allotment option is exercised in full).

Maturity Date:	July 1, 2018, unless earlier converted.

Interest Rate:	1.00% per annum, accruing from the Settlement Date.

Interest Payment Dates:	January 1 and July 1 of each year, beginning on January 1, 2014.

Public Offering Price:	98.5% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

NASDAQ Last Reported Sale Price on June 12, 2013:	$15.37 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 40% above the NASDAQ Last Reported Sale Price on June 12, 2013.

Initial Conversion Price:	Approximately $21.52 per share of the Issuer’s common stock.

Initial Conversion Rate:	46.4727 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:	The underwriters are purchasing the Notes from the Issuer at a price per Note of 97.625% (plus accrued interest, if any, from the Settlement Date), resulting in estimated net proceeds to the Issuer of approximately $243.7 million (or approximately $280.4 million if the underwriters exercise their option to purchase additional Notes in full), after deducting underwriters’ discounts and commissions and estimated offering expenses payable by the Issuer, less any applicable reimbursement. The Issuer intends to use a portion of the net proceeds of the Offering to redeem all of its outstanding 4.375% Convertible Senior Notes due 2014, or, if applicable, pay the cash portion of any settlement for notes surrendered for conversion prior to the redemption date. The remaining proceeds will be used for general corporate purposes, which may include acquisitions and other strategic investments, the refinancing of indebtedness and the purchase by the Issuer of the Issuer’s common stock pursuant to the Issuer’s stock repurchase program. The Issuer estimates that the expenses of the Offering payable by it, other than underwriting discounts and commissions, will be approximately $650,000.

Capitalization:	The “as adjusted” Cash and cash equivalents line item on the table under “Capitalization” on page S-34 in the Preliminary Prospectus Supplement is revised to read as follows: “$507,106”.

Trade Date:	June 13, 2013.

Settlement Date:	June 18, 2013.

CUSIP:	874054 AD1

ISIN:	US874054AD16

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Wells Fargo Securities, LLC

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares of the Issuer’s common stock, if any, to be added to the conversion rate per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement):

	Stock price
Effective date	$15.37	$17.50	$20.00	$22.50	$25.00	$30.00	$40.00	$50.00	$75.00	$100.00	$125.00

June 18, 2013	18.5891	14.5964	10.9066	8.3298	6.4798	4.1019	1.8772	0.9665	0.2312	0.0497	0.0008
July 1, 2014	18.5891	14.6186	10.7041	8.0053	6.0965	3.7015	1.5714	0.7609	0.1606	0.0265	0.0000
July 1, 2015	18.5891	14.3395	10.1935	7.3873	5.4467	3.1003	1.1729	0.5204	0.0941	0.0088	0.0000
July 1, 2016	18.5891	13.5688	9.1804	6.3002	4.3860	2.2229	0.6907	0.2737	0.0445	0.0003	0.0000
July 1, 2017	18.5891	12.2407	7.4682	4.5263	2.7440	1.0425	0.2213	0.0897	0.0168	0.0000	0.0000
July 1, 2018	18.5891	10.6702	3.5273	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable.

•

If the stock price is greater than $125.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•

If the stock price is less than $15.37 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 65.0618, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Additional Tax Disclosure:

The notes will be issued with original issue discount (“OID”) for U.S. federal income tax purposes. Accordingly, a U.S. Holder will be required to accrue the entire amount of OID in income over the life of the notes as described below.

OID is the excess of a note’s stated redemption price at maturity over its issue price. The stated redemption price at maturity of a note is the sum of all payments to be made on the note other than the “qualified stated interest.” “Qualified stated interest” will include the stated interest payments on the notes.

A U.S Holder will be required to include OID on the notes in income for U.S. federal income tax purposes as it accrues on a constant yield to maturity basis, regardless of such holder’s regular method of accounting for U.S. federal income tax purposes, before the receipt of payments attributable to this income. Under this method, U.S. Holders will be required to include in income increasingly greater amounts of OID in successive accrual periods. A U.S. Holder will not recognize any additional income upon the receipt of any cash attributable to OID on the notes.

A U.S. Holder’s adjusted tax basis in a note generally will be the U.S. Holder’s cost therefor increased by any OID previously included in income by such U.S. Holder with respect to the note.

For purposes of the discussions in the Preliminary Prospectus Supplement under the headings “Material U.S. federal income tax considerations—U.S. Holders—Information reporting and backup withholding” and “Material U.S. federal income tax considerations—Non-U.S. Holders,” references to interest should be read to include accrued OID.

Additional Risk Factor:

If a bankruptcy petition were filed by or against the Issuer, holders of the Notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the Notes.

If a bankruptcy petition were filed by or against the Issuer under the United States Bankruptcy Code after the issuance of the Notes, the claim by any holder of the Notes for the principal amount of the Notes may be limited to an amount equal to the sum of:

•       the original issue price for the Notes; and

•       that portion of any OID that does not constitute “unmatured interest” for purposes of the United States Bankruptcy Code.

Any OID that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the Notes under these circumstances may receive a lesser amount than they would be entitled to under the terms of the indenture governing the Notes, even if sufficient funds are available.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated June 12, 2013, and an accompanying prospectus, dated June 12, 2013) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204., Barclays Capital Inc., c/o Broadridge, Integrated Distribution Services, 1155 Long Island Avenue, Edgewood, NY 11717, Barclaysprospectus@broadridge.com, (888) 603-5847 or Wells Fargo Securities, LLC , 375 Park Avenue, New York, NY 10152, Attn: Equity Syndicate Department, email: cmclientsupport@wellsfargo.com or at (800) 326-5897.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated June 12, 2013, and the accompanying prospectus, dated June 12, 2013. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.